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March 24, 2016 VIA EDGAR Ms. Christina Chalk Senior Special Counsel U.S. Securities and Exchange Commission Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549-7010	Century City	Orange County
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Re:                          Guidance Software, Inc.
PREC14A

Filed March 17, 2016
File No. 001-33197

Dear Ms. Chalk:

On behalf of our client, Guidance Software, Inc., a Delaware corporation (the “Company”), concurrently herewith the Company is filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to the Company’s preliminary proxy statement on Schedule 14A, as amended (the “Proxy Statement”), including certain exhibits.

This letter responds to the March 24, 2016 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Proxy Statement.  For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response.  Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number next to the comment.

General

1.                                    Consider adding a background section discussing your past contacts with Mr. McCreight leading up to this contested solicitation.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to include a background section discussing its past contacts with Mr. McCreight leading up to this contested solicitation.  Please refer to page 1 of the Amendment under the heading “Background Information Regarding Mr. McCreight’s Proposals”.

2.                                    Where you initially reference him, please disclose Mr. McCreight’s current and past relationship with the Company, including his status as director.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to disclose Mr. McCreight’s current and past relationship with the Company, including his status as director.  Please refer to page 1 of the Amendment under the heading “General”.

March 24, 2016

Information Concerning Solicitation and Voting

Solicitation, page 1

3.                                    You indicate that proxies may be solicited by certain of your officers, directors and regular employees personally or by telephone, e-mail or otherwise. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:  The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

4.                                    We note your disclosure that regular employees of the company may solicit proxies. Please describe the class or classes of regular employees. See Item 4(b)(2) of Schedule 14A.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to describe the class or classes of regular employees.  Please refer to page 2 of the Amendment.

Proposal 1 – Election of Directors

The Board Recommends a Vote “For” All Nominees, page 7

5.                                    Please explain why the Company recently reduced the size of the board of directors from seven to six persons.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to explain why the Company recently reduced the size of the board of directors from seven to six persons.  Please refer to page 8 of the Amendment.

Our Board of Directors, page 7

6.                                    Please identify the dates of Mr. Dennis’ tenure at EMC and Oracle Corporation.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to identify the dates of Mr. Dennis’ tenure at EMC and Oracle Corporation.  Please refer to page 9 of the Amendment.

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March 24, 2016

Proposal No. 4

Stockholder Proposal to Amend the Company’s Fourth Amended and Restated Bylaws to Permit Stockholders to Call Special Meetings of Stockholders, page 31

7.                                    Please balance your disclosure in this section by discussing the potential benefits to the company and shareholders of this proposal.

Response:  In response to the Staff’s comment, the Company does believe that the proposal provides any benefits. The Company believes that the proposed bylaw amendment would, if passed, be ineffective and contrary to Delaware law, as it directly conflicts with the Company’s Amended and Restated Certificate of Incorporation.  See the opinion of Richards, Layton & Finger, P.A., which is attached hereto as Exhibit A.

8.                                    Please provide an estimated cost of convening a special meeting.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to include an estimated cost of convening a special meeting.  Please refer to page 32 of the Amendment.

9.                                    Please briefly describe the types of situations under which a requesting shareholder calling a special meeting would be ripe for abuse and create many procedural complications, in your view.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement to describe the types of situations under which a requesting shareholder calling a special meeting would be ripe for abuse and create many procedural complications.  Please refer to page 33 of the Amendment.

Form of Proxy

10.                            Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response:  In response to the Staff’s comment, the Company has revised the proxy card to clearly mark the proxy card as preliminary.  Please refer to the proxy card.

In addition to the foregoing, the Company has authorized me to acknowledge on its behalf that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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March 24, 2016

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (213) 891-8371.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:	Alfredo Gomez
Guidance Software, Inc.

4

EXHIBIT A

March 24, 2016

Guidance Software, Inc.

1055 Colorado Blvd. Ste 400

Pasadena, CA 91106

Re:                          Stockholder Proposal Submitted by Shawn H. McCreight

Ladies and Gentlemen:

We have acted as special Delaware counsel to Guidance Software, Inc., a Delaware corporation (the “Company”), in connection with a proposal (the “Proposal”) submitted by Shawn H. McCreight to be considered at the Company’s 2016 annual meeting of stockholders (the “Annual Meeting”).  In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i)                                  the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on November 17, 2006, as amended by the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on December 6, 2006, and the Certificate of Merger of the Company, as filed with the Secretary of State on December 6, 2006 (collectively, the “Certificate of Incorporation”);

(ii)                              the Fourth Amended & Restated Bylaws of the Company (the “Bylaws”); and

(iii)                          the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any

Guidance Software, Inc.

March 24, 2016

respect material to our opinion as expressed herein.  For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein.  We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal requests that Section 2.2 of the Bylaws be deleted in its entirety and replaced with the following proposed language (the “Proposed Bylaw”):

Section 2.2. Special Meeting. A special meeting of the stockholders may be called at any time only by the (i) Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer or (iv) stockholders owning not less than fifteen percent of the outstanding stock entitled to vote at such meeting by delivering a written request to the Secretary of the Corporation at the principal executive offices of the Corporation, which request shall set forth the purpose or purposes for which the special meeting is called. Upon receipt of any such stockholder request, it shall be the duty of the Secretary to fix the date and time of the meeting, to be held not more than 75 days following receipt of the request, and to give notice thereof. If the Secretary shall neglect to refuse to fix the date and time of the meeting, the person or persons calling the meeting may do so.

Discussion

You have asked our opinion as to whether the Proposed Bylaw, if adopted, would be valid under the General Corporation Law.  For the reasons set forth below, in our opinion, the Proposed Bylaw, if adopted, would be invalid under the General Corporation Law.

Because the Proposed Bylaw would directly conflict with the Certificate of Incorporation, such bylaw would, if adopted, be invalid under the General Corporation Law.   Under the General Corporation Law, a bylaw may not conflict with a provision of the certificate of incorporation.  8 Del. C. § 109(b) (“The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . .”) (emphasis added).  Indeed, “[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a ‘nullity.’”  Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990).

Guidance Software, Inc.

March 24, 2016

The Proposed Bylaw seeks to provide stockholders owning not less than fifteen percent of the outstanding stock of the Company with the ability to call a special meeting of stockholders.  This is in direct conflict with paragraph A of Article Nine of the Certificate of Incorporation, which provides:

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors or the Chief Executive Officer or at the written request of a majority of the members of the Board of Directors and may not be called by any other person; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Certificate of Incorporation or any amendment thereto or any certificate filed under Section 151(g) of the DGCL, then such special meeting may also be called by the person or persons, in the manner, at the times and for the purposes so specified.

(emphasis added).  No other provision of the Certificate of Incorporation or any amendment thereto provides any other person with the right to call a special meeting of stockholders, and no certificate has been filed by the Company pursuant to Section 151(g) of the General Corporation Law.  Accordingly, the Proposed Bylaw by its terms would be directly in conflict with the Certificate of Incorporation, and in our opinion, if adopted, would be invalid under the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposed Bylaw, if adopted, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law.  We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein.  We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so.  Except as stated in this paragraph, this opinion letter may not be furnished or quoted

Guidance Software, Inc.

March 24, 2016

to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

/s/ Richards, Layton & Finger, P.A.

MJG/RBG